Exhibit 11.1

Royal Hawaiian Orchards, L.P.

Computation of Net Income (Loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three months				Six months
	ended June 30,				ended June 30,
	2015		2014		2015		2014

Net income (loss)		$71		$(2,979)		$(587)		$(3,232)
Class A Unit Holders (ownership percentage)	x	100%	x	100%	x	100%	x	100%
Net income (loss) allocable to Class A Unit Holders		$71		$(2,979)		$(587)		$(3,232)
Weighted average Class A Units outstanding		11,100		11,100		11,100		10,384
Net income (loss) per Class A Unit		$0.01		$(0.27)		$(0.05)		$(0.31)